File Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 46 DATED FEBRUARY 8, 2008

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007, supplement no. 37 dated October 3, 2007 and supplement no. 45 dated January 3, 2008. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	a change in suitability standards applicable to investors in North Carolina and Tennessee;

•	the declaration of daily distributions for the months of February and March 2008 and an amendment to our advisory agreement;

•	the acquisition and related financing of participation interests in two mezzanine loans with an aggregate face amount of $175 million; and

•	information regarding our indebtedness.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on January 27, 2006. As of February 7, 2008, we had accepted aggregate gross offering proceeds of approximately $939.4 million.

Revision to Suitability Standards in North Carolina and Tennessee

As of February 8, 2008 for investors in North Carolina and as of February 15, 2008 for investors in Tennessee, we will not sell shares to investors in these states unless they meet the following special suitability standards:

Investors must have either (1) a net worth of at least $250,000, or (2) gross annual income of at least $70,000 and a net worth of at least $70,000.

For purposes of determining suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, furnishings and automobiles. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

Those selling shares on our behalf must make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives.

Declaration of Distributions and Advisory Agreement Amendment

On January 25, 2008, our board of directors declared a daily distribution for the period from February 1, 2008 through February 29, 2008, which distribution we expect to pay in March 2008, and a daily distribution for the period from March 1, 2008 through March 31, 2008, which distribution we expect to pay in April 2008. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan. The distributions are calculated based on stockholders of record each day during these periods at a rate of $0.0019178 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share.

Also on January 25, 2008, in connection with the declaration of distributions, we entered into an amendment to our advisory agreement with KBS Capital Advisors. Pursuant to the amendment, our advisor agreed to advance funds to us equal to the amount by which the cumulative amount of distributions declared by us from January 1, 2006 through the period ending March 31, 2008 exceeds the amount of our funds from operations (as defined by NAREIT) from January 1, 2006 through March 31, 2008.

We are only obligated to reimburse our advisor for these expenses if and to the extent that our cumulative funds from operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest will accrue on the advance being made by our advisor. From July 18, 2006 through February 7, 2008, our advisor had advanced an aggregate of $1.6 million to us, all of which is outstanding, for the payment of distributions and to cover our expenses, excluding depreciation and amortization, in excess of our revenues. No amount has been advanced since January 2007.

In addition, our advisor agreed to defer, without interest, payment of the asset management fees it has earned for the months of July 2006 through September 2007. Although pursuant to our advisory agreement, the advisor may demand payment of accrued but unpaid asset management fees at any time, the advisor does not intend to request payment of accrued but unpaid asset management fees until our cumulative funds from operations for the period commencing January 1, 2006, plus the amount of the advance from the advisor through the date of payment of the accrued but unpaid asset management fees exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such payment. Based on this criteria for payment of deferred asset management fees, on October 31, 2007, we paid our advisor $1.0 million of the $3.2 million of asset management fees that been deferred for the months of July 2006 through September 2007. In addition, as of February 7, 2008, we have paid the advisor asset management fees earned pursuant to the advisory agreement for services related to the months of October, November and December 2007. If necessary in future periods, our advisor intends to defer payment of its asset management fee if the cumulative amount of our funds from operations for the period commencing January 1, 2006 plus the amount of the advance from our advisor is less than the cumulative amount of distributions declared and currently payable to our stockholders. As of February 7, 2008, there were approximately $2.2 million of accrued but unpaid asset management fees for the months of July 2006 through September 2007.

Investment in Arden Southern California Office Portfolio Mezzanine Loans and Related Financing

On January 30, 2008, we purchased, through indirect wholly owned subsidiaries, participation interests in two mezzanine loans with an aggregate face amount of $175 million (the “Arden Southern California Office Portfolio Mezzanine Loans”) from Wachovia Bank, National Association (“Wachovia”), which is not affiliated with us or our advisor. The purchase price of the Arden Southern California Office Portfolio Mezzanine Loans was approximately $144.0 million plus closing costs.

The acquisition was funded with proceeds from this offering and with financing proceeds from two repurchase agreements entered into with Wachovia, described below.

On July 26, 2007, wholly owned subsidiaries of the borrowers purchased 33 multi-tenant office properties totaling 4.55 million square feet of rentable area in 60 buildings, located throughout Southern California, specifically in Los Angeles County (21 properties), Ventura County (five properties), Orange County (two properties) and San Diego (five properties) (the “Arden Portfolio”). The borrowers funded the purchase of the Arden Portfolio with cross-collateralized and cross-defaulted financing consisting of $700 million of first mortgage debt and $650 million of mezzanine financing (consisting of the four mezzanine loans described below (the “Mezzanine Loans”)). In addition, Wachovia committed to fund an additional $160 million for certain debt service shortfalls and approved expenses, which would be secured by mortgages on the Arden Portfolio properties that are senior to the Mezzanine Loans (the “Funding Obligation”). As of January 2008, Wachovia had funded approximately $17.1 million of the Funding Obligation. The borrowers under the Arden Southern California Office Portfolio Mezzanine Loans are not affiliated with us or our advisor.

As discussed above, there are four Mezzanine Loans on the Arden Portfolio totaling $650 million (in order of the seniority of their interests in the Arden Portfolio): First Mezzanine Loan, $200 million (“M1 Mezzanine Loan”), Second Mezzanine Loan, $200 million (“M2 Mezzanine Loan”), Third Mezzanine Loan, $150 million (“M3 Mezzanine Loan”), and Fourth Mezzanine Loan, $100 million (“M4 Mezzanine Loan”).

We purchased a 50% junior participation interest in the M2 Mezzanine Loan in the amount of $100 million for a purchase price of approximately $83.7 million plus closing costs and a 50% senior participation interest in the M3 Mezzanine Loan in the amount of $75 million for a purchase price of approximately $60.3 million plus closing costs. The borrower under the M2 Mezzanine Loan is Cabi Cal Inter Holdings, LLC (“M2 Borrower”) and the borrower under the M3 Mezzanine Loan is Cabi Cal Resources, LLC (“M3 Borrower”).

The M2 Mezzanine Loan and the M3 Mezzanine Loan are secured by pledges by their respective borrowers of all such borrowers’ equity membership interests in subsidiaries that indirectly wholly own the Arden Portfolio. The direct or indirect owners of the M2 Borrower and the M3 Borrower — Cabi Holdings, Inc., Jacobo Cababie Daniel, Abraham Cababie Daniel, Elias Cababie Daniel and Henry Shahery — have guaranteed certain obligations under these loans.

Both the M2 Mezzanine Loan and the M3 Mezzanine Loan have initial maturity dates of August 2009 with three one-year extension options. The extension options are subject to certain requirements with respect to debt yield, the debt-service coverage ratio and the borrower’s ability to obtain an interest rate cap agreement, as well as the payment of a fee in connection with the exercise of the second and third extension options.

The M2 Mezzanine Loan and the M3 Mezzanine Loan bear interest at a floating rate of one-month LIBOR plus 350 basis points and 525 basis points, respectively. LIBOR Rate Cap Agreements are in place during the initial terms of the M2 Mezzanine Loan and the M3 Mezzanine Loan that cap the LIBOR rate at 6.0%. In addition, in connection with our acquisition of participation interests in the M2 Mezzanine Loan and M3 Mezzanine Loan, we entered into interest rate floor agreements with Wachovia that are effective through August 9, 2009. These interest rate floor agreements provide for payments to us to the extent that the LIBOR rate under the M2 Mezzanine Loan and M3 Mezzanine Loan fall below 4.5%.

During the term of the loan and any extension periods, the M2 Borrower and the M3 Borrower are required to make monthly interest-only payments, with the outstanding principal balance being due on the maturity date. Pursuant to the terms of the loan agreements, all of the borrowers, including the M2 Borrower and the M3 Borrower are required to contribute a pro rata portion (equal to their percentage of the total loan amount) to pay a Minimum Amortization Payment of $150 million on a date that is two weeks after the payment date occurring in September 2008, and on or before each payment date occurring in August of each calendar year thereafter. The Minimum Amortization Payment of $150 million will be allocated pro rata to the holders of each of the notes described above, including the mortgage noteholders, using a formula based on the outstanding principal amount of each loan.

The borrowers may prepay the M2 Mezzanine Loan and the M3 Mezzanine Loan in whole (but not in part) as of the last day of a monthly interest accrual period upon payment of a prepayment fee. Partial prepayments are permitted only in connection with a permitted release pursuant to the loan documents and payment of a prepayment fee. In addition to the prepayment fee, under certain circumstances, upon repayment or prepayment of the loans (including payments representing the pro-rata portion of the Minimum Amortization Payment), the M2 Borrower or the M3 Borrower, as applicable, must pay an exit fee in connection with repayment of the loans. If the M2 Borrower or the M3 Borrower repays one or both of the loans, the M2 Borrower or M3 Borrower must pay the lender an exit fee in an amount equal to 0.25% of the principal amount being repaid or prepaid, unless (i) such amounts are being repaid with proceeds from a replacement financing from Wachovia or (ii) the M2 Borrower or the M3 Borrower repays or prepays the entire or a portion of the amount of the respective loan with proceeds from the sale of the property securing the loan to a bona-fide third-party purchaser or with loss proceeds from an insurance policy or condemnation award.

Pursuant to an intercreditor agreement, our right to payment as the owner of participation interests in the M2 Mezzanine Loan and the M3 Mezzanine Loan is subordinate to the right to payment of the lenders under the up to $860 million of mortgage loans (including the Funding Obligation) made to the 33 limited liability companies that directly hold title to the properties in the Arden Portfolio. Our interests in the M2 Mezzanine Loan and the M3 Mezzanine Loan are also subordinate to the M1 Mezzanine Loan as well as the senior position of the M2 Mezzanine Loan. The intercreditor agreement provides that in the event of a default under the mortgage loans or the Mezzanine Loans related to the Arden Portfolio, the junior most lender has the opportunity to cure a default on the respective loan to protect such junior lender’s interest. If the junior most lender does not exercise its right to cure the loan, the next most junior lender has the right to cure the loan that is in default. Each junior lender has a cure right. If none of the junior lenders exercise their right to cure a loan, the senior lender with respect to the loan in default may foreclose on the collateral.

Unlike a foreclosure under a deed of trust or mortgage, the foreclosure of a membership interest entitles the foreclosing party (in this case, our indirectly wholly owned subsidiary) to take title to an equity interest rather than actually taking title to the real property. Foreclosure on the membership interests in this transaction would allow us to take indirect control of the properties in the Arden Portfolio, subject to the senior debt.

We acquired our participation interests in the M2 Mezzanine Loan and the M3 Mezzanine Loan through Cayman Islands subsidiaries owned by a Cayman Islands taxable REIT subsidiary, or TRS. Neither the TRS nor its Cayman Islands subsidiaries are expected to incur any significant U.S. or foreign income or withholding tax in respect of any investment in the participation interests in the M2 Mezzanine Loan and the M3 Mezzanine Loan. We believe our income from the TRS will constitute qualifying REIT income, but there can be no assurance in this regard.

On January 30, 2008, in connection with our acquisition of the participation interests in the M2 Mezzanine Loan and the M3 Mezzanine Loan, we entered into two repurchase agreements with Wachovia. Under the first repurchase agreement, we sold our 50% participation interest in the M3 Mezzanine Loan to Wachovia and obtained approximately $36.2 million of financing. Under the second repurchase agreement we sold our 50% participation interest in the M2 Mezzanine Loan to Wachovia and obtained approximately $50.2 million of financing. We agreed to repay the amounts financed, and thereby repurchase the participation interests, on June 30, 2008. The repurchase agreements for the participation interests in the M2 Mezzanine Loan and the M3 Mezzanine Loan are cross-defaulted and cross-collateralized.

The outstanding amounts under the repurchase agreements bear interest at a rate of one-month LIBOR plus the pricing spread, which shall initially be 125 basis points. The pricing spread under each repurchase agreement will automatically increase by an additional 100 basis points if we have not repaid approximately one-third of the amount originally financed under that repurchase agreement by February 29, 2008. In addition, the pricing spread under each repurchase agreement will automatically increase by an additional 100 basis points if we have not repaid approximately two-thirds of the amount originally financed under that repurchase agreement by March 31, 2008. Notwithstanding the above, on May 1, 2008, amounts outstanding under the repurchase agreements shall bear interest at a rate of one-month LIBOR plus 750 basis points. Under the terms of each of the repurchase agreements, we have the right to reduce the outstanding amounts thereunder from time to time by paying the same down without penalty or premium.

Though our subsidiaries that acquired the participation interests in the M2 Mezzanine Loan and the M3 Mezzanine Loan are the parties that entered into the repurchase agreements, we have guaranteed all obligations of such subsidiaries under the repurchase agreements. In addition, the guarantees require us to meet certain financial covenants, including requirements with respect to the ratio of our indebtedness to tangible net worth, minimum liquidity and the requirement to maintain a consolidated tangible net worth during the term of the agreements of at least (i) $500 million plus (ii) an amount equal to 75% of the net proceeds from this offering from the date of the guarantees through the date of determination. We also make certain covenants with respect to our net income in the repurchase agreement.

In addition, if we have not repaid all outstanding amounts under the repurchase agreements in full by May 1, 2008, then commencing May 1, 2008, we must pay Wachovia all net proceeds from this offering (excluding proceeds received from our dividend reinvestment plan) to reduce the amounts outstanding under the repurchase agreements, and if any amounts remain outstanding under the repurchase agreements as of June 1, 2008, then, in addition to the above, commencing June 1, 2008, we must pay Wachovia an amount equal to all cash receipts from our operating activities less an amount necessary to pay a variety of permitted expenditures to reduce the amounts outstanding under the repurchase agreements. Permitted expenditures include our operating expenses and those of our subsidiaries, debt service payments under our debt obligations and amounts necessary to permit us to pay distributions to maintain our REIT status and make distributions to our stockholders up to an annualized rate of 7% based on a stock purchase price of $10.00 per share.

We expect to use the proceeds raised in this offering to repay the repurchase agreements in the next 90 days. In connection with the execution of the repurchase agreements, we have also amended 12 mortgage loans in the aggregate principal amount of approximately $205.6 million to provide that our participation interests in the M2 Mezzanine Loan and the M3 Mezzanine Loan and the repurchase agreements entered in connection with their acquisition will be excluded from the financial covenants under those mortgage loans until April 30, 2008. If we are unable to pay down amounts outstanding under the repurchase agreements by April 30, 2008, we may need to further amend the 12 mortgage loans to exclude the participation interests in the M2 Mezzanine Loan and the M3 Mezzanine Loan and the repurchase agreements from the financial covenants for a longer period. Eleven of these mortgage loans are cross-defaulted and cross-collateralized with each other and the remaining mortgage loan is cross-defaulted and cross-collateralized with one of the eleven other loans.

Indebtedness

As of February 1, 2008, our total long-term indebtedness, or indebtedness with a maturity of longer than one year, was approximately $786.7 million. For more information regarding our indebtedness see the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in supplement no. 45 to the prospectus.

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